UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 17, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cumberland Pharmaceuticals Inc.

File No. 1-33637 - CF#33986

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Cumberland Pharmaceuticals Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 16, 2010 and a Form 8-K filed on June 3, 2013.

Based on representations by Cumberland Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.7	10-Q	August 16, 2010	through July 1, 2017
10.7.1	8-K	June 3, 2013	through July 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary